Oncolytics Biotech® Reports Fourth Quarter and Full Year 2023 Financial Results and Operational Highlights

Pelareorep advancing to a registration-enabling study in 2024 in pancreatic cancer and expands pancreatic potential with new GOBLET cohort in combination with mFOLFIRINOX

Impressive objective response rate in GOBLET study anal carcinoma cohort supports enrollment expansion

Expecting to report overall survival data from BRACELET-1 breast cancer study in 2024

Cash position of $34.9 million provides runway through critical milestones into 2025

Management hosting conference call and webcast today at 4:30 p.m. ET

SAN DIEGO, CA and CALGARY, AB, March 7, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced recent operational highlights and financial results for the fourth quarter and year ended December 31, 2023. All dollar amounts are expressed in Canadian currency unless otherwise noted.

“Positive 2023 data further de-risked pelareorep and re-defined Oncolytics as a late-stage cancer company. Data from the randomized BRACELET-1 breast cancer trial in HR+/HER2- metastatic patients, reported in June using a March 3, 2023 cut-off date, nearly tripled response rates in the test arm compared to the control arm. Additionally, median progression-free survival was 50% higher in the test arm, and the hazard ratio was 0.29. In the coming months, we expect to report overall survival results from the BRACELET-1 study and define a registrational path that will focus on patients with metastatic HR+/HER2- disease and utilize a pelareorep/paclitaxel combination. Productive, ongoing discussions with our clinical collaborators and potential strategic partners have sharpened and enriched our thinking on the design of this study,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics.

“Our gastrointestinal-focused GOBLET Phase 1/2 study showed that pelareorep combinations provided clinically impactful improvements in objective response rates compared to historical controls, especially in the pancreatic and anal cancer cohorts, and with no toxicity concerns. With these results in hand, we have expanded enrollment in the anal cancer cohort, and, in pancreatic cancer, we intend to initiate an adaptive trial in first-line patients this year. This registration-enabled study will be a landmark achievement for Oncolytics and evaluate the GOBLET pancreatic cohort treatment regimen that was granted Fast Track designation by the FDA. Additionally, the planned PanCAN-supported trial utilizing a modified FOLFIRINOX (mFOLFIRINOX)-pelareorep combination could expand our pancreatic cancer program to include both of the most widely used treatment backbones, which may result in broad adoption of pelareorep as a therapeutic solution in this indication.

New translational data in breast and pancreatic cancer reported in the fourth quarter continued to highlight pelareorep’s role in stimulating tumor-directed immune responses and shaping the tumor microenvironment, affirming its immunotherapeutic mechanism of action (MOA). These studies also point to the potential use of tumor-infiltrating lymphocytes, or TILs, as a clinical biomarker for future studies and patient care based on a positive association with tumor responses. We are optimistic about the potential for pelareorep to provide improved outcomes for cancer patients and look forward to updating investors and our key stakeholders on our registrational readiness and progress as the year unfolds,” concluded Dr. Coffey.

Fourth Quarter and Subsequent Highlights

Expansion of enrollment in the GOBLET anal carcinoma cohort. Cohort 4 of the GOBLET study evaluates pelareorep in combination with atezolizumab (Tecentriq®) in patients with second-line or later unresectable squamous cell carcinoma of the anal canal (SCCA). The cohort was expanded (link to the PR) based on positive preliminary data from Stage 1 of the study, presented at the 2nd International Multidisciplinary Anal Cancer Conference (IMACC), showing that the combination of pelareorep and atezolizumab provided a 37.5% objective response rate, including one patient with a long-lasting complete response, and good overall tolerability (link to the PR, link to the poster). These data represent a meaningful contrast to recent clinical trial results, which showed that second-line or later anal carcinoma patients treated with checkpoint inhibitor monotherapy experienced response rates of 10-14%1-3. With a modest expansion of fewer than 20 patients, there could be a sufficient efficacy signal to move to a registrational study.

Additional positive data from the gastrointestinal cancer Phase 1/2 GOBLET study. Pancreatic and colorectal cancer data were presented at the European Society for Medical Oncology (ESMO) Congress 2023. Additional data were reported from Pancreatic Ductal Adenocarcinoma (PDAC) patients in cohort 1, including median progression-free survival and interim median overall survival rates that exceed historical control results (link to the PR, link to the poster). Third-line metastatic colorectal cancer patients receiving pelareorep, atezolizumab, and trifluridine/tipiracil (Cohort 3) recorded a 40% disease control rate and met the pre-specified success criteria according to the Simon two-stage methodology (link to the PR, link to the poster). All three GOBLET study cohorts that have completed Stage 1 met the pre-specified success criteria.

Filed amendment to initiate Phase 1/2 pancreatic cancer study with support from PanCAN. Cohort 5 of the GOBLET study will evaluate pelareorep in combination with mFOLFIRINOX with and without atezolizumab in newly diagnosed PDAC patients. Having filed the amendment to the GOBLET study, the Paul Ehrlich Institute (Germany’s regulatory body) must approve this change before patient enrollment in this cohort can begin (link to the PR). The study is being supported by a US$5 million Therapeutic Accelerator Award grant from the Pancreatic Cancer Action Network (PanCAN), an innovative program established to accelerate the development of new treatments for pancreatic cancer.

Positive translational data from further analysis of the AWARE-1 breast cancer and GOBLET studies. AWARE-1 data presented at the Society for Immunotherapy of Cancer (SITC) 38th Annual Meeting and the San Antonio Breast Cancer Symposium (SABCS) 2023 underscored pelareorep’s MOA as an immunotherapeutic agent. These data showed the expansion of T cell populations in both the tumor and blood in patients treated with pelareorep. Importantly, translational data from pancreatic cancer patients reported at ESMO showed a correlation between tumor response and the expansion of TIL clones in the blood. This expansion of tumor resident T cells demonstrates that pelareorep treatment can increase the population of presumed tumor-reactive inflammatory cells and could become an informative biomarker of clinical outcomes to be used in future clinical studies and guide patient care.

Addition of new Director, Pat Andrews. Pat Andrews joined the Oncolytics Board of Directors and brings experience navigating registrational trials in oncology and completing significant business development agreements. Her addition expands the strategic expertise of the Board, helping to accelerate the company’s registrational plans and transformational mindset as a late-stage oncology company.

Financial Highlights

•As of December 31, 2023, the Company reported $34.9 million in cash and cash equivalents, with a projected cash runway for at least 12 months.

•Net cash used in operating activities for the twelve months ended December 31, 2023 was $28.4 million, compared to $23.4 million for the twelve months ended December 31, 2022. The change reflected higher net operating activities.

•General and administrative expenses for the fourth quarter of 2023 were $4.2 million, compared to $3.7 million for the fourth quarter of 2022. The increase was primarily due to higher investor relations activities and changes in personnel costs.

•Research and development expenses for the fourth quarter of 2023 were $4.7 million, compared to $4.8 million for the fourth quarter of 2022. The decrease was primarily due to lower GOBLET and BRACELET-1 study costs, as well as reduced clinical and safety data management. The decrease was partly offset by higher manufacturing expenses related to the preparation and start of a production run.

•The net loss for the fourth quarter of 2023 was $3.9 million, compared to a net loss of $8.6 million for the fourth quarter of 2022. The basic and diluted loss per share was $0.05 in the fourth quarter of 2023, compared to a basic and diluted loss per share of $0.14 in the fourth quarter of 2022. The net loss for the fourth quarter of 2023 included a $4.8 million gain mainly related to the change in fair value of the warrants issued as part of our 2023 public offering.

Anticipated Milestones

•H1 2024: Guidance on the registration path for HR+/HER2- mBC (metastatic breast cancer)
•H1 2024: Initiation of the Phase 1/2 PDAC trial incorporating pelareorep/mFOLFIRINOX +/- atezolizumab and supported by PanCAN
•2024: Initiation of the adaptive registration-enabling trial for pelareorep in first-line metastatic PDAC
•H2 2024: Overall survival results from the BRACELET-1 trial

Webcast and Conference Call

Management will host a conference call for analysts and investors at 4:30 p.m. ET today, March 7, 2024. To access the call, please dial (888) 664-6383 (North America) or (416) 764-8650 (International), and if needed, provide Conference ID: 6244-5815. To join the conference call without operator assistance, please click here. A live webcast of the call will also be available by clicking here or on the Investor Relations page of Oncolytics’ website, available by clicking here, and will be archived for three months. A dial-in replay will be available for one week and can be accessed by dialing (888) 390-0541 (North America) or (416) 764-8677 (International) and using replay code: 445-815#.

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of Canadian dollars, except share amounts)

As at December 31,	2023	2022
Assets
Current assets
Cash and cash equivalents	$ 34,912	$ 11,666
Marketable securities	—	20,472
Other receivables	15	521
Prepaid expenses	3,246	3,025
Total current assets	38,173	35,684
Property and equipment	282	356
Right-of-use assets	365	296
Prepaid expenses	—	998
Total assets	$ 38,820	$ 37,334
Liabilities And Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$ 3,572	$ 3,650
Other liabilities	332	—
Lease liabilities	133	216
Warrant derivative	200	79
Total current liabilities	4,237	3,945
Contract liability	6,730	6,730
Lease liabilities	290	157
Total liabilities	11,257	10,832
Commitments and contingencies
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2023 – 74,423,960 December 31, 2022 – 61,327,914	430,906	404,040
Contributed surplus	42,116	40,051
Accumulated other comprehensive income	544	662
Accumulated deficit	(446,003)	(418,251)
Total shareholders’ equity	27,563	26,502
Total liabilities and shareholders' equity	$ 38,820	$ 37,334

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(in thousands of Canadian dollars, except share amounts)

For the years ended December 31,	2023	2022	2021
Expenses
Research and development	$ 17,709	$ 15,432	$ 12,920
General and administrative	16,082	11,492	13,315
Loss before the following	(33,791)	(26,924)	(26,235)
Change in fair value of warrant derivative	5,285	(20)	17
Foreign exchange (loss) gain	(475)	1,665	(136)
Interest income, net	1,326	528	99
Loss before income taxes	(27,655)	(24,751)	(26,255)
Income tax expense	(97)	(84)	(49)
Net loss	(27,752)	(24,835)	(26,304)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment	(118)	274	(12)
Total comprehensive loss	$ (27,870)	$ (24,561)	$ (26,316)

Basic and diluted loss per common share	$ (0.41)	$ (0.43)	$ (0.49)
Weighted average number of shares (basic and diluted)	67,624,036	58,029,745	53,513,225

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2020	$ 356,824	$ 3,618	$ 31,022	$ 400	$ (367,112)	$ 24,752
Net loss and other comprehensive loss	—	—	—	(12)	(26,304)	(26,316)
Issued pursuant to stock option plan	381	—	(143)	—	—	238
Issued pursuant to incentive share award plan	544	—	(544)	—	—	—
Issued pursuant to "At the Market" Agreement	34,168	—	—	—	—	34,168
Share issue costs	(1,256)	—	—	—	—	(1,256)
Issued pursuant to warrant derivative exercised	687	—	—	—	—	687
Share-based compensation expense	—	—	3,826	—	—	3,826
As at December 31, 2021	$ 391,348	$ 3,618	$ 34,161	$ 388	$ (393,416)	$ 36,099
Net loss and other comprehensive income	—	—	—	274	(24,835)	(24,561)
Issued pursuant to stock option plan	20	—	(8)	—	—	12
Issued pursuant to incentive share award plan	98	—	(98)	—	—	—
Expiry of equity warrant agreement	—	(3,618)	3,618	—	—	—
Issued pursuant to "At the Market" Agreement	13,338	—	—	—	—	13,338
Share issue costs	(764)	—	—	—	—	(764)
Share-based compensation expense	—	—	2,378	—	—	2,378
As at December 31, 2022	$ 404,040	$ —	$ 40,051	$ 662	$ (418,251)	$ 26,502
Net loss and other comprehensive income	—	—	—	(118)	(27,752)	(27,870)
Issued pursuant to stock option plan	1,271	—	(490)	—	—	781
Issued pursuant to "At the Market" Agreement	10,676	—	—	—	—	10,676
Issued pursuant to public offering	17,724	—	638	—	—	18,362
Share issue costs	(2,805)	—	—	—	—	(2,805)
Share-based compensation expense	—	—	1,917	—	—	1,917
As at December 31, 2023	$ 430,906	$ —	$ 42,116	$ 544	$ (446,003)	$ 27,563

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

For the years ended December 31,	2023	2022	2021
Operating Activities
Net loss for the year	$ (27,752)	$ (24,835)	$ (26,304)
Depreciation - property and equipment	81	93	130
Depreciation - right-of-use assets	322	299	322
Share-based compensation expense	1,917	2,378	3,826
Compensation warrant expenses	151	—	—
Interest expense (income), net	71	(76)	92
Unrealized foreign exchange loss (gain)	282	(1,625)	426
Change in fair value of warrant derivative	(5,285)	20	(17)
Net change in non-cash working capital	1,765	391	(908)
Cash used in operating activities	(28,448)	(23,355)	(22,433)
Investing Activities
Acquisition of marketable securities	—	(20,348)	—
Maturities of marketable securities	20,230	—	—
Acquisition of property and equipment	(8)	(55)	(286)
Cash provided by investing activities	20,222	(20,403)	(286)
Financing Activities
Proceeds from exercise of stock options	781	12	238
Proceeds from exercise of warrants	—	—	231
Proceeds from "At the Market" equity distribution agreement	10,261	12,574	32,912
Proceeds from public offering	21,359	—	—
Payment of lease liabilities	(407)	(381)	(366)
Cash provided by financing activities	31,994	12,205	33,015
Increase (decrease) in cash and cash equivalents	23,768	(31,553)	10,296
Cash and cash equivalents, beginning of year	11,666	41,262	31,220
Impact of foreign exchange on cash and cash equivalents	(522)	1,957	(254)
Cash and cash equivalents, end of year	$ 34,912	$ 11,666	$ 41,262

References
1.Rao S, et al. Phase II study of retifanlimab in patients (pts) with squamous carcinoma of the anal canal (SCAC) who progressed following platinum-based chemotherapy. Annals of Oncology. 2020 September. doi: https://doi.org/10.1016/j.annonc.2020.08.2272.
2.Marabelle A, et al. Pembrolizumab for previously treated advanced anal squamous cell carcinoma: results from the non-randomised, multicohort, multicentre, phase 2 KEYNOTE-158 study. Lancet Gastroenterol Hepatol. 2022 May;7(5):446-454. doi: 10.1016/S2468-1253(21)00382-4.
3.Lonardi S, et al. Randomized phase II trial of avelumab alone or in combination with cetuximab for patients with previously treated, locally advanced, or metastatic squamous cell anal carcinoma: the CARACAS study. J Immunother Cancer. 2021 November;9(11):e002996. doi: 10.1136/jitc-2021-002996. PMID: 34815354; PMCID: PMC8611452.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our belief that positive 2023 data further de-risked pelareorep and re-defined Oncolytics as a late-stage cancer company; our expectation that in the coming months we will report on of overall survival results from the BRACELET-1 study and define a registrational path focusing on patients with metastatic HR+/HER2- disease and utilizing a pelareorep/paclitaxel combination; our plans to initiate an adaptive trial in first-line patients this year in connection with our GOBLET study; our belief that the planned PanCAN-supported trial utilizing a modified FOLFIRINOX (mFOLFIRINOX)-pelareorep combination could expand our pancreatic cancer program; our belief that new translational data in breast and pancreatic cancer point to the potential use of TILs, as a clinical biomarker for future studies and patient care; our belief that with a modest expansion of fewer than 20 patients, there could be a sufficient efficacy signal to move to a registrational study in anal cancer; our anticipated 2024 milestones and the timing thereof; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com